UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes           ☐    No            ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes            ☐    No            ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 26, 2017 (File No. 333-218279), to the extent not superseded by documents or reports subsequently filed by us under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated June 12, 2017, between Banco Macro S.A. and Goldman Sachs & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I thereto.

5.1	Opinion of Bruchou, Fernández Madero & Lombardi, special counsel on matters of Argentine law to Banco Macro S.A., dated June 14, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Finance Manager